SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Shareholders’ Meeting

Order of the Day of the General Shareholders’ Meeting of April 30, 2015:

1. Examine, discuss, and vote on the Company’s Complete Financial Statements, for the corporate fiscal year ending on December 31, 2014;

2. Decide on management’s proposal for allocating the result of the corporate fiscal year ending on December 31, 2014;

3. Elect the members of the Board of Directors and appoint, among the members elected, its Chairman;

4. Elect the members of the Fiscal Council and respective alternates; and

5. Compensation of the members of the Board of Directors, Fiscal Council and Executive Board.

The Company informs its shareholders and the market in general that the Shareholders of Eletrobras, gathered today at the 55th Annual General Meeting, decided on the following matters:

1 – Approval, by majority, of the Eletrobras Complete Financial Statements for the fiscal year ended 2014, duly accompanied by the Management Report, Decisions of the Board of Directors and the Report of the Fiscal Council.

2 – Approval, by majority, of the proposal of destination of the fiscal year result, approving, however the payment of the total balance of the statutory profit reserve on 12/31/2014 as interest on equity to the class A and class B preferred shares holders.

Holders of preferred shares of record as of April 30, 2015 will be entitled to compensation in the form of Interest on Shareholders’ Equity. Eletrobras’ preferred shares will be traded ex-interest beginning on May 04, 2015. The Interest on Equity will be payed as the values displayed as follows:

R$ per share

Type/Class of Shares
	Gross Values on 12/31/2014	Values on 04/30/2015
Class “A” Preferred Shares	0.09797857334	0.10174654050
Class “B” Preferred Shares	0.09797857334	0.10174654050

The payment of the aforementioned amounts, as updated pursuant to the Selic rate variation, will be made up to 60 days from the date when the General Shareholders’ Meeting was held.

Summary of Shareholders’ Meeting

3 - Election of the following members of the Board of Directors:

Members
Representatives of the Ministry of Mines and Energy
Wagner Bittencourt de Oliveira - Presidente
José da Costa Carvalho Neto Willamy Moreira Frota
Priscila Maria Santana
Representatives of the Minisry of Planning, Budget and Management
Maurício Muniz Barreto de Carvalho
Representatives of the Minoritary Shareholders

João Antonio Lian

Representatives of the Company’s Employees

Jailson José Medeiros Alves

4 - Election of the following members and alternates of the Fiscal Council:

Members	Alternates
Representatives of the Ministry of Mines and Energy

Jarbas Raimundo de Aldano Matos	Jairez Elói de Souza Paulista
Ricardo de Paula Monteiro	Hugo Leonardo Gosmann
Representatives of the National Treasury
Bruno Nunes Sad	Fabiana Magalhães Almeida Rodopoulos
Representatives of the Minority Shareholders
Manuel Jeremias Leite Caldas	Robert Juenemann
Felipe Lückmann Fabro	Patricia Valente Stierli

5 – Approval of the total compensation for the Management of Centrais Elétricas Brasileiras SA - Eletrobras, in the amount of up to R$ 8,900,710.45, for the period between April 2015 and March 2016.

5.1 - Authorize the Board of Directors to set the individual compensation for the members of the Executive Board, limited to the aforementioned total compensation amount, net of the portion of such amount allocated to the Board of Directors;

5.2 - Approval of the monthly compensation of the members of the Board of Directors and of the Fiscal Council, which shall correspond to one tenth of the average monthly compensation of the members of the Executive Board, excluding amounts corresponding to vacation and benefits;

5.3 - To prohibit members of the Management to transfer any benefits granted to Eletrobras’ employees as a result of the 2014 Collective Labor Agreement.

Brasília, April 30, 2015

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.